FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 21 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ----------------------------------------
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  |X|           Form 40-F
                                 -----                    -----


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No   |X|
                                 -----                 ------

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Acquisition of Travelbag Holdings Part 1           21 January 2003         4 inc


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INAL
PART 1 OF 2

                                  EBOOKERS PLC

                        ACQUISITION OF TRAVELBAG HOLDINGS

             - Increased scale to drive revenue and margin growth -

21 January 2003 - ebookers plc, the leading European online travel agency (LSE: ebr , Nasdaq: ebkr) today announces an agreement to acquire Travelbag Holdings, one of the leading UK travel agencies, with annualised sales of (pound)200m and three established brands, Travelbag , Bridge the World, and Travelbag Adventures.

Rationale for the transaction

     o Gives combined group gross sales of approximately (pound)500m. ebookers' aim is to reach (pound)1bn sales within 2 years through organic and acquisition growth.

     o    Brings a profitable and high margin business into the ebookers group.

     o Offers excellent product synergies. ebookers is strong on travel to the USA. Travelbag Holdings is strong on Australia/New Zealand and adventure.

     o Major scope to increase internet sales of Travelbag brands. ebookers has acquired 10 "bricks and mortar" businesses before and moved them to internet growth rates using ebookers' internet technology and marketing expertise

     o Expectation of significant operating and buying synergies. Head offices and UK back offices will be merged. Brands will retain separate sales and marketing.

     o Functions will be transferred to ebookers' low cost Business Process Outsourcing facility in India, as was the case in 2002 following the integration of Flightbookers.

Dinesh Dhamija CEO ebookers plc comments:

"Travelbag, Bridge the World and Travelbag Adventures are successful, profitable travel businesses, whose management I have always viewed with respect over the years. By combining our organisations, we expect to increase buying power and broaden our product offering, accelerating ebookers towards our target of (pound)1bn sales within two years. By using our expertise to grow online sales in the Travelbag brands, and to reduce costs through integration and the transfer of functions to India, we expect to create significant value for shareholders."

Peter Liney, Managing Director, Travelbag Holdings comments:

"We are very excited at the prospect of joining the ebookers group. I believe that this transaction represents a fantastic opportunity for Travelbag Holdings and that there is major scope to rapidly increase the sales of the Travelbag brands using ebookers' Internet technology and expertise."

Travelbag Holdings - a leading UK travel agency

Travelbag Holdings is a profitable travel agency, established for 20 years and in the top 3 of the UK non-package sector. It has (pound)200m of annualised sales. Over 98% of its sales are long haul, particularly to the high value Australia and New Zealand markets. Its margins are approximately 14% with an average transaction value of (pound)1,450.

Travelbag Holdings sells over the telephone, through a network of 12 shops, and through websites for all 3 brands www.travelbag.co.uk; www.bridgetheworld.com; and www.travelbag-adventures.com .


Annual results - announcement date

ebookers currently expects to announce its results for the financial year ended 31 December 2002 on 24th March 2003.


Presentation to analysts

There will be a presentation to analysts by Dinesh Dhamija, CEO ebookers plc, Nigel Addison Smith, CFO ebookers plc, and Peter Liney, Managing Director of Travelbag Holdings.

Time: Today, 10.45am for 11.00am.

Location: Britannia Room, City Conference Centre, 80 Coleman Street, London EC2.

Please contact Cubitt Consulting (see below) to confirm attendance.

Photographs

Photography will be available. Please contact Cubitt Consulting (see below).

For further information:

Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Dinesh Dhamija                                              +44 20  7489 2202
Nigel Addison Smith                                         +44 20  7489 2206
Peter Liney                                                 +44 20 7489 2206

Cubitt Consulting (UK)
Fergus Wylie/ Peter Ogden                                   +44 (0) 20 7367 5130
peter.ogden@cubitt.com                                      +44 (0) 7811 124 197

About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a business process outsourcing facility in India. ebookers is listed on the London Stock Exchange in the United Kingdom and the Nasdaq in the United States of America.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ebookers plc

                                  /s/ Helen O'Byrne
Dated:  January 21 2003           -----------------
                                  Helen O'Byrne
                                  Company Secretary